December 1, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Ansart

Re:	Scientific Industries, Inc.
Registration Statement on Form S-1 (as amended) Filed June 23, 2023 File No: 333-272905

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Scientific Industries, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1, File No. 333-272905, together with all amendments and exhibits thereto (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please contact John F.F. Watkins at (212) 209-3031 or Helena Santos at (631) 567-4700 with any questions you may have concerning this application of withdrawal of the Registration Statement, and please notify either Mr. Watkins or Ms. Santos when this application of withdrawal has been granted.

Very truly yours, SCIENTIFIC INDUSTRIES, INC.

/s/ Helena Santos

Helena Santos, Chief Executive Officer

Cc:	John F.F. Watkins, Esq.
Reitler Kailas & Rosenblatt LLP